UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                 FORM U-3A-2

                                                        File No. 69-206

            Statement by Holding Company Claiming Exemption Under
            Rule U-3A-2 from the Provisions of the Public Utility
                         Holding Company Act of 1935

                        BANGOR HYDRO-ELECTRIC COMPANY

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utilities Holding Company Act of 1935, and submits the following information:

            1. Bangor Hydro-Electric Company (Bangor Hydro) is a Maine corporation having its principal place of business at 33 State Street, Bangor, Maine.

            Bangor Hydro is principally engaged in the generation, transmission, distribution and sale of electric energy in eastern Maine and serves approximately 106,000 customers.

            Penobscot Natural Gas Company, Inc. ("Penobscot Gas") is a corporation organized under Maine law in 1998. It was formed to be a general partner whose sole function is to own Bangor Hydro's interest in Bangor Gas Company, LLC ("Bangor Gas"). Bangor Gas is a limited liability company organized under Maine law in 1997. It was formed to be a local natural gas distribution company in the greater Bangor, Maine area. Bangor Gas has obtained all necessary regulatory approvals to provide such service and is currently in the process of constructing a gas distribution system in the Bangor area with the expectation of providing natural gas service in early 2000. Bangor Gas's address is 21 Main Street, Bangor, Maine. Penboscot Gas has the option to acquire through capital contribution up to fifty percent (50%) of Bangor Gas's capital stock, with the remainder held by Sempra Energy Utility Ventures.

            Bangor Energy Resale, Inc. ("Bangor Energy") is a corporation organized under Maine law in 1997. It was formed for a single purpose, to facilitate Bangor Hydro's use of a power sales agreement with Unitil Power Corp. (the "Unitil contract") as collateral for a bank loan. Under the arrangement (1) Bangor Hydro assigned the Unitil contract to Bangor Energy;
(2) Bangor Energy purchases wholesale utility service from Bangor Hydro to allow Bangor Energy to perform the Unitil contract; (3) Bangor Energy borrowed money from lenders, assigning said lenders a security interest in the Unitil contract; and (4) Bangor Energy transferred the net proceeds of the loan to Bangor Hydro. The entire transaction was reviewed and approved by the Federal Energy Regulatory Commission and the Maine Public Utilities Commission. Bangor Energy's address is 33 State Street, Bangor, Maine. All of its capital stock is owned by Bangor Hydro.

            CareTaker, Inc. is a corporation organized under Maine law in 1997. It was formed to provide security alarm services on a retail basis to residential and commercial customers within Maine. CareTaker's address is 33 State Street, Bangor, Maine. All of its capital stock is owned by Bangor Hydro.

            Bangor Var Co., Inc. is a corporation organized under Maine law in 1990. It was formed to be a general partner whose sole function is to own a 50% interest in the Chester SVC Partnership, a partnership which owns the static var compensator electrical equipment which supports the Hydro Quebec Phase II transmission line. Bangor Var Co.'s address is 33 State Street, Bangor, Maine. All of its capital stock is owned by Bangor Hydro.

            East Branch Improvement Company is a water storage corporation organized under the laws of the State of Maine. It operates on the East Branch of the Penobscot River in Maine. Its capital stock consists of 3,029.25 shares of which Bangor Hydro owns 1,817.55 shares, the remaining 1,211.70 shares being owned by Great Northern Paper Company. East Branch Improvement Company's office is at 33 State Street, Bangor, Maine.

            Godfrey's Falls Dam Company is a Maine corporation having its office at 33 State Street, Bangor, Maine. All of its capital stock is owned by East Branch Improvement Company. Ownership of this corporation was acquired to permit future water storage development in the basin of the East Branch of the Penobscot River in the State of Maine.

            The Sawtelle Brook Dam & Improvement Company is a Maine corporation having its office at 33 State Street, Bangor, Maine. All of its capital stock is owned by East Branch Improvement Company. This corporation controls certain dams and water rights in the basin of the East Branch of the Penobscot River in Maine and was acquired to permit future water storage development in the East Branch basin.

            Sebois Dam Company is a Maine corporation organized to improve the navigation of certain of the Sebois waters which enter the Piscataquis River. It has the right to maintain dams for the driving of logs and lumber. It is presently an inactive corporation and has no income. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

            Pleasant River Gulf Improvement Company is a corporation organized under Maine law. It is a water improvement company authorized by its charter to erect and maintain dams and to improve the flow of water in the West Branch of the Piscataquis River in Maine for the purpose of making the West Branch floatable and facilitating the driving of logs and lumber upon the same. It is presently an inactive corporation and has no income. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

            Northeastern Company is an inactive corporation organized under Maine law. It was acquired to hold certain real and personal properties useful at the time of the acquisition thereof in the conduct of Bangor Hydro's business. These holdings have since been disposed of and the corporation has no present assets or liabilities. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

            Eastern Development Company is an inactive corporation organized under Maine law. It was organized to acquire and hold certain properties for ultimate transfer to Bangor Hydro. All holdings have been disposed of and the corporation has no present assets or liabilities. Its address is 33 State Street, Bangor, Maine.

            Maine Electric Power Company, Inc. ("MEPCO") is a Maine corporation with its principal office at Edison Drive, Augusta, Maine, formed for the purpose of constructing, owning and operating a 345 KV transmission line between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine, where its lines connect with that portion of the interconnection constructed in the Province of New Brunswick by the New Brunswick Power Commission. (See File No. 704798). Bangor Hydro owns 14.188% of MEPCO'S common stock; the remainder of the stock is held by other Maine electric utility companies.

            Penobscot Hydro Co., Inc. ("PHC") is a corporation organized under Maine law in 1986 as a wholly owned subsidiary of Bangor Hydro, in connection with the project financing of the redevelopment of a hydroelectric generating facility on the Penobscot River in Howland and Enfield, Maine. In 1986 Bangor Hydro formed a partnership ("Bangor-Pacific Hydro Associates" or "Bangor-Pacific") with Pacific Lighting Energy Systems ("PLES"), a California corporation (the "West Enfield project") in order to finance the $45,000,000 redevelopment of Bangor Hydro's existing hydroelectric facility. Bangor Hydro transferred its interest in the facility to Bangor-Pacific, and purchases all the power from the facility pursuant to a long-term contract. Prior to the closing of the financing, Bangor Hydro transferred its 50% interest in the partnership to PHC. The entire transaction was reviewed and approved by the Maine Public utilities Commission.

    Neither Bangor Energy Resale, Inc., CareTaker, Inc., Bangor Var
Co. Inc., East Branch Improvement Company, Godfrey's Falls Dam Company, The Sawtelle Brook Dam and Improvement Company, Northeastern Company, Eastern Development Company, Pleasant River Gulf Improvement Company, Sebois Dam Company, nor Penobscot Hydro Co. Inc. is a public utility. Bangor Gas Company, LLC is a natural gas utility, but did not provide service during 1998 to any customers and is not expected to provide service to any customers during 1999.

    2. Bangor Hydro owns seven hydro-electric generating plants, one steam generating plant and four internal combustion generating plants, all located within its service area in the State of Maine. It also owns approximately 600 miles of transmission lines and approximately 3,600 miles of distribution lines, all being located within its service area in the State of Maine. A map of Bangor Hydro's service area indicating major transmission lines and the location of generating plants is attached hereto. In addition, Bangor Hydro has an approximate 7% ownership interest in Maine Yankee Atomic Power Company in Wiscasset, Maine, a nuclear generating facility, an 8.33% interest as a tenant in common with other utilities in Wyman Unit No. 4, a fossil fuel generating unit located in Yarmouth, Maine.
    As indicated above, MEPCO owns a 345 KV transmission line and PHC owns a 50% interest in a hydroelectric facility.

    3. Bangor Hydro submits the following information with respect to its sales and purchases of electric energy during the calendar year 1998:

    (a)  KWH of electric energy sold
         (at retail and wholesale):

         STATE                   KWH       REVENUES
         ALL           1,911,022,949   $191,895,617

    (b)  KWH distributed at retail
         outside the State of Maine:           None

    (c)  KWH of electric energy sold
         at wholesale outside of Maine or
         at the State line sold through
         the New England Power Pool:

         STATE*                  KWH       REVENUES
         Massachusetts   129,516,000     $2,422,661
         New Hamshire     51,795,000    $11,715,655
         Kentucky          7,397,000       $262,536
         TOTAL           188,708,000    $14,400,852

    (d)  KWH purchased outside the State
         of Maine or at the State line:

         STATE*                  KWH       EXPENSES
         Massachusetts   533,391,000    $14,870,644
         New Hamshire    188,438,000     $4,830,646
         New Brunswick   581,967,000    $12,375,293
         Connecticut     184,713,000     $5,308,705
         Texas             3,200,000        $79,600
         TOTAL         1,491,708,000    $37,464,887

         *-For purposes of this analysis, system purchases and sales are assumed to be made in the State that is the principal place of business of the wholesale purchaser or seller.

    4. Bangor Hydro has no direct or indirect interest in an EWG or a foreign utility company.


                                EXHIBIT A

    The consolidating statements of income and retained earnings of Bangor Hydro and its subsidiary companies for the calendar year 1998 together with consolidating balance sheets of Bangor Hydro and its subsidiary companies as of the close of the calendar year 1998 are attached hereto as Exhibit A. With the exception of MEPCO, Penobscot Hydro Co., Inc., Penobscot Gas and Bangor Var Co., Inc., during 1998 the subsidiaries referred to in item 1 above considered in the aggregate would not constitute a significant subsidiary and their income is not material in relation to the total enterprise. Consequently, financial statements for such subsidiaries are not consolidated. In the case of MEPCO, the Chester SVC Partnership, Bangor-Pacific and Bangor Gas, financial statements are not consolidated because Bangor Hydro or its wholly-owned subsidiaries do not own a majority interest. The 1998 financial statements for East Branch Improvement Company which includes investment in its wholly owned subsidiaries, Godfrey Falls Dam Company and Sawtelle Brook Dam & Improvement Co. are included in Exhibit A as are the 1998 financial statements for MEPCO, the Chester SVC Partnership, Bangor Gas and Bangor-Pacific.



                                EXHIBIT B

    A Financial Data Schedule is attached as Exhibit B.


                                EXHIBIT C

    No organizational chart is attached because Bangor Hydro has no relationship with any EWG or foreign utility company.


    Bangor Hydro has caused this statement to be executed on its behalf by its duly authorized officer this 1st day of March, 1999.
                               BANGOR HYDRO-ELECTRIC COMPANY


                             by  /s/ Frederick S. Samp
                               -------------------------
                               Frederick S. Samp
                               Chief Financial Officer
 (Corporate Seal)



Attest:    /s/ Andrew Landry
           -----------------
         Andrew Landry
         Corporate Clerk

     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                  Frederick S. Samp
                  Chief Financial Officer
                  Bangor Hydro-Electric Company
                  33 State Street
                  P.O. Box 932
                  Bangor, Maine  04402

Bangor Hydro-Electric Company
Consolidating Statement of Income
For the Twelve Months Ended December 31, 1998
                                                                             Bangor   Penobscot
                                           Bangor    Penobscot   Bangor      Energy    Natural
                                           Hydro       Hydro       Var       Resale      Gas      Elimins.   Reclasses       Totals

Total Operating Revenue                 182,285,520  1,234,600          0           0         0  (2,882,190) 14,506,077 195,144,007
                                        -------------------------------------------------------------------------------------------
Operating Expenses:
  Fuel for Generation & Purchased Power  72,421,610          0          0  (5,024,287)        0           0  14,629,537  82,026,860
  Other Operation & Maintenance          34,447,518         39          0         767         0           0           0  34,448,324
  Depreciation and Amortization           9,749,229          0          0           0         0           0           0   9,749,229
  Amortization of Seabrook Nuclear Unit   1,699,050          0          0           0         0           0           0   1,699,050
  Amortization of Contract Buyouts       20,442,441          0          0           0         0           0           0  20,442,441
  Taxes -                                                                                                                         0
    Property and Payroll                  5,549,049          0          0           0         0           0           0   5,549,049
    Federal and State Income              4,126,171    505,318          0   1,512,329         0           0     (50,532)  6,093,286
                                        -------------------------------------------------------------------------------------------
Total Operating Expenses                148,435,068    505,357          0  (3,511,191)        0           0  14,579,005 160,008,239
                                        -------------------------------------------------------------------------------------------
Operating Income                         33,850,452    729,243          0   3,511,191         0  (2,882,190)    (72,928) 35,135,768
                                        -------------------------------------------------------------------------------------------

Other Income and (Deductions):
  Allowance for Equity Funds Used
    During Construction                     430,028          0          0           0         0           0           0     430,028
  Other, Net of Applicable Income Taxes     830,799          0      3,046      31,921   (58,271)    (17,700)     72,928     862,723
                                        -------------------------------------------------------------------------------------------
                                          1,260,827          0      3,046      31,921   (58,271)    (17,700)     72,928   1,292,751
                                        -------------------------------------------------------------------------------------------
Income Before Interest Expense           35,111,279    729,243      3,046   3,543,112   (58,271) (2,899,890)          0  36,428,519
                                        -------------------------------------------------------------------------------------------

Interest Expense:
  Long-term Debt                         21,665,252          0          0   1,240,769         0           0           0  22,906,021
  Other                                   2,674,392          0          0      76,471         0           0           0   2,750,863
  Allowance for Borrowed Funds Used
    During Construction                    (693,682)         0          0           0         0           0           0    (693,682)
                                        -------------------------------------------------------------------------------------------
                                         23,645,962          0          0   1,317,240         0           0           0  24,963,202
                                        -------------------------------------------------------------------------------------------
Net Income                               11,465,317    729,243      3,046   2,225,872   (58,271) (2,899,890)          0  11,465,317
                                        -------------------------------------------------------------------------------------------
Preferred Dividend Accrual                                                                                                1,244,488
                                                                                                                         ----------
                                                                                                                         10,220,829
                                                                                                                         ==========
Weighted Avg. No. of Shares Outstanding                                                                                   7,363,424
                                                                                                                         ==========
Earnings Per Common Share                                                                                                      1.39
                                                                                                                         ==========


BANGOR HYDRO-ELECTRIC COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998

                                                                             Bangor   Penobscot
                                           Bangor    Penobscot   Bangor      Energy    Natural
                 ASSETS                    Hydro       Hydro       Var       Resale      Gas      Elimins.   Reclasses     Totals

  INVESTMENT IN UTILITY PLANT:
    Electric Plant in Service           352,975,549          0          0           0         0           0           0 352,975,549
      Less:  Accumulated Depreciation
        & Amortization                  101,633,446          0          0           0         0           0           0 101,633,446
                                        -------------------------------------------------------------------------------------------
                                        251,342,103          0          0           0         0           0           0 251,342,103
    Construction Work in Progress         7,664,607          0          0           0         0           0   6,265,333  13,929,940
                                        -------------------------------------------------------------------------------------------
                                        259,006,710          0          0           0         0           0   6,265,333 265,272,043

    Investments in Corporate Joint Ventures:

      Maine Yankee Atomic Power Co.       5,590,770          0          0           0         0           0    (152,250)  5,438,520
      Maine Electric Power Co.              442,188          0          0           0         0           0      (3,435)    438,753
                                        -------------------------------------------------------------------------------------------
                                        265,039,668          0          0           0         0           0   6,109,648 271,149,316
                                        -------------------------------------------------------------------------------------------

  OTHER INVESTMENTS                       5,005,146  4,753,480          0           0    76,813  (3,953,453)          0   5,881,986
                                        -------------------------------------------------------------------------------------------

  FUNDS HELD BY TRUSTEE:                 28,360,940          0          0   1,506,665         0           0           0  29,867,605
                                        -------------------------------------------------------------------------------------------

  CURRENT ASSETS:
    Cash & Cash Equivalents               1,267,502      1,838    111,003   1,565,603         0           0           0   2,945,946
    Accounts Receivable, Net             18,010,789          0          0  23,743,661         0 (24,352,050)    155,684  17,558,084
    Unbilled Revenue Receivable          12,086,003          0          0           0         0           0           0  12,086,003
    Inventories, at Average Cost:                 0          0          0           0         0           0           0           0
      Materials and Supplies              2,909,219          0          0           0         0           0           0   2,909,219
      Fuel Oil                               16,233          0          0           0         0           0           0      16,233
    Prepaid Expenses                        527,480          0          0           0         0           0     601,779   1,129,259
    Deferred Maine Yankee Refueling Cost          0          0          0           0         0           0           0           0
                                        -------------------------------------------------------------------------------------------
        Total Current Assets             34,817,226      1,838    111,003  25,309,264         0 (24,352,050)    757,463  36,644,744
                                        -------------------------------------------------------------------------------------------
  DEFERRED CHARGES:
    Investment in Seabrook Nuclear
      Project                            28,668,879          0          0           0         0           0           0  28,668,879
    Costs to Terminate Purchased
      Power Contracts                   136,979,490          0          0           0         0           0           0 136,979,490
    Maine Yankee Decommissioning Costs   50,054,620          0          0           0         0           0           0  50,054,620
    Deferred Regulatory Assets              364,396          0          0           0         0           0  32,631,236  32,995,632
    Demand-side Management Costs            778,742          0          0           0         0           0           0     778,742
    Other                                18,546,290          0          0     385,855         0           0  (6,265,332) 12,666,813
                                        -------------------------------------------------------------------------------------------
        Total Deferred Charges          235,392,417          0          0     385,855         0           0  26,365,904 262,144,176
                                        -------------------------------------------------------------------------------------------
          Total Assets                  568,615,397  4,755,318    111,003  27,201,784    76,813 (28,305,503) 33,233,015 605,687,827
                                        ===========================================================================================





BANGOR HYDRO-ELECTRIC COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998

                                                                             Bangor   Penobscot
                                           Bangor    Penobscot   Bangor      Energy    Natural
                                           Hydro       Hydro       Var       Resale      Gas      Elimins.   Reclasses     Totals
 STOCKHOLDERS' INVESTMENT & LIABILITIES

CAPITALIZATION:
  Common Stock Investment               118,864,092  1,547,882     62,721   2,225,871   116,979  (3,953,453)          0 118,864,092
  Preferred Stock                         4,734,000          0          0           0         0           0           0   4,734,000
  Preferred Stock Subject to Mandatory
    Redemption Exclusive of Current
    Sinking Fund Requirements             7,604,150          0          0           0         0           0           0   7,604,150
  Long-term Debt,Net of Current Portion 245,867,692          0          0  17,160,000         0           0           0 263,027,692
                                        -------------------------------------------------------------------------------------------
      Total Capitalization              377,069,934  1,547,882     62,721  19,385,871   116,979  (3,953,453)          0 394,229,934
                                        -------------------------------------------------------------------------------------------
CURRENT LIABILITIES:

  Notes Payable-Banks                    12,000,000          0          0           0         0           0           0  12,000,000
                                        -------------------------------------------------------------------------------------------
  Other Current Liabilities-

  Current Portion of Long-term Debt and
    Sinking Fund Requirements on
    Preferred Stock                      22,369,119          0          0   4,740,000         0           0           0  27,109,119
  Accounts Payable                       36,164,886      4,849          0   1,476,209         0 (24,352,050)    601,779  13,895,673
  Dividends Payable                         294,593          0          0           0         0           0           0     294,593
  Accrued Interest                        3,408,997          0          0      65,372         0           0           0   3,474,369
  Customers' Deposits                       328,923          0          0           0         0           0           0     328,923
  Deferred Revenue                                0          0          0           0         0           0           0           0
  Current Income Taxes Payable          (21,664,534)(1,980,777)(1,671,037)  1,651,857   (43,243)          0  23,793,419      85,685
                                        -------------------------------------------------------------------------------------------
      Total Other Current Liabilities    40,901,984 (1,975,928)(1,671,037)  7,933,438   (43,243)(24,352,050) 24,395,198  45,188,362
                                        -------------------------------------------------------------------------------------------
      Total Current Liabilties           52,901,984 (1,975,928)(1,671,037)  7,933,438   (43,243)(24,352,050) 24,395,198  57,188,362
                                        -------------------------------------------------------------------------------------------
DEFERRED CREDITS & RESERVES:
  Deferred Income Taxes - Seabrook        7,075,357          0          0           0         0           0   7,804,884  14,880,241
  Other Accumulated Deferred Income
    Taxes                                65,571,496  5,183,364  1,719,319    (117,525)    3,077           0  (8,585,226) 63,774,505
  Maine Yankee Decommissioning Costs     50,054,620          0          0           0         0           0           0  50,054,620
  Deferred Regulatory Liability                   0          0          0           0         0           0   9,618,159   9,618,159
  Unamort. Invest. Tax Credits            1,720,708          0          0           0         0           0           0   1,720,708
  Accrued Pension                           794,126          0          0           0         0           0           0     794,126
  Other                                  13,427,172          0          0           0         0           0           0  13,427,172
                                        -------------------------------------------------------------------------------------------
      Total Deferred Credits & Reserves 138,643,479  5,183,364  1,719,319    (117,525)    3,077           0   8,837,817 154,269,531
                                        -------------------------------------------------------------------------------------------
        Total Stockholders' Investment
          & Liabilities                 568,615,397  4,755,318    111,003  27,201,784    76,813 (28,305,503) 33,233,015 605,687,827
                                        ===========================================================================================



Bangor Hydro-Electric Company
Consolidating Statement of Retained Earnings
For the Twelve Months Ended December 31, 1998

                                                                             Bangor   Penobscot
                                           Bangor    Penobscot   Bangor      Energy    Natural
                                           Hydro       Hydro       Var       Resale      Gas      Elimins.     Totals

Retained Earnings Balance at
  Beginning of Year                      12,771,940  1,343,639     59,675           0         0  (1,403,314) 12,771,940

  Add:  Net Income Year to Date          11,465,317    729,243      3,046   2,225,871   (58,270) (2,899,890) 11,465,317
                                        -------------------------------------------------------------------------------------------
    Total                                24,237,257  2,072,882     62,721   2,225,871   (58,270) (4,303,204) 24,237,257
                                        -------------------------------------------------------------------------------------------
  Deduct:

    Dividends -
      Preferred Stock                    (1,183,584)         0          0           0         0           0  (1,183,584)
      Common Stock                                0   (525,000)         0           0         0     525,000           0
      Other                                 (60,904)         0          0           0         0           0     (60,904)
                                        -------------------------------------------------------------------------------------------
  Total                                  (1,244,488)  (525,000)         0           0         0     525,000  (1,244,488)
                                        -------------------------------------------------------------------------------------------
Retained Earnings at
  End of Period                          22,992,769  1,547,882     62,721   2,225,871   (58,270) (3,778,204) 22,992,769
                                        ===========================================================================================


EAST BRANCH IMPROVEMENT COMPANY
BALANCE SHEETS
DECEMBER 31, 1998 AND 1997

                                                  1998        1997
Current Assets:
  Cash and cash equivalents                       $12,225      $8,024
  Accounts receivable                              25,000      25,000
  Prepaid taxes                                    14,573      15,245
                                              ------------------------
    Total Current Assets                          $51,798     $48,269
                                              ------------------------
Investments:
  Godfrey Falls Dam Company                        $2,850      $2,850
  Sawtelle Brook Dam and Improvement Company          825         825
                                              ------------------------
    Total Investments                              $3,675      $3,675
                                              ------------------------
Property and Equipment:
  Dams, Builds., Equip., Land & Land Rights    $1,211,990  $1,217,103
  Accumulated Depreciation                       (746,354)   (725,573)
                                              ------------------------
    Net Property and Equipment                   $465,636    $491,530
                                              ------------------------
Total Assets                                     $521,109    $543,474
                                              ========================

LIABILITIES AND CAPITALIZATION

Current Liabilities:
  Accounts Payable-Bangor Hydro-Electric Co.      $14,916     $24,158
  Other Accrued Expenses                              908         761
                                              ------------------------
    Total Current Liabilities                     $15,824     $24,919
                                              ------------------------
Long-term Liabilities:
  Deferred Federal and State Income Taxes        $150,173    $154,376
                                              ------------------------
Capitalization:
  Common Stock                                   $302,925    $302,925
  Retained Earnings                                52,187      61,254
                                              ------------------------
    Total Capitalization                         $355,112    $364,179
                                              ------------------------
                                                 $521,109    $543,474
                                              ========================



Unaudited - For Management Discussion Purposes Only



EAST BRANCH IMPROVEMENT COMPANY
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996


                                      1998        1997        1996

Revenues:
  Downstream Charges                 $100,000    $100,000    $150,000
                                  ------------------------------------
Expenses:
  Operation and Maintenance           $58,665     $74,622     $65,549
  Depreciation Expense                 25,894      25,904      25,859
  Property and Payroll Taxes           29,260      31,189      34,104
  Income Taxes                         (4,202)       (972)     (5,648)
                                  ------------------------------------
    Total Expenses                   $109,617    $130,743    $119,864
                                  ------------------------------------
Gross Profit (Loss)                   ($9,617)   ($30,743)    $30,136
                                  ------------------------------------
Other Income:
  Interest and Rental Income             $550      $1,050         $50
                                  ------------------------------------
Net Income (Loss)                     ($9,067)   ($29,693)    $30,186

Add: Retained Earnings Balance at
  Beginning of Year                    61,254      90,947      60,761
                                  ------------------------------------
Retained Earnings at End of Year      $52,187     $61,254     $90,947
                                  ====================================


                        MAINE ELECTRIC POWER COMPANY
                            STATEMENT OF INCOME
                   FOR PERIOD ENDING DECEMBER 31, 1998 AND 1997

                  (Dollars in thousands except per share amounts)


                                               1998         1997
OPERATING REVENUES
   SALES FOR RESALE                         $       3    $  21,172
   WHEELING                                     2,678        2,696
   SUPPORT CHARGES AND OTHER                      833          605
                                             ---------    ---------
      TOTAL OPERATING REVENUES              $   3,514    $  24,473

OPERATING EXPENSES
   PURCHASED POWER                          $       3    $  21,172
   OPERATION & MAINTENANCE                      1,440        1,182
   DEPRECIATION                                   364          222
   TAXES
      FEDERAL/STATE INCOME                        550          589
      LOCAL PROPERTY/OTHER                        457          384
                                             ---------    ---------
   TOTAL OPERATING EXPENSES                 $   2,814    $  23,549

OPERATING INCOME                            $     700    $     924
   ALLOWANCE FOR EQUITY FUNDS
      USED DURING CONSTRUCTION                      -            -
   OTHER INCOME AND DEDUCTIONS                    404          294
   FEDERAL AND STATE TAXES                        (79)         (79)
                                             ---------    ---------
INCOME BEFORE INTEREST CHARGES              $   1,025    $   1,139
                                             ---------    ---------
INTEREST CHARGES
   SHORT-TERM DEBT                          $      43    $      20
   LONG-TERM DEBT                                  34           47
   OTHER INTEREST CHARGES-NET                       -            -
   ALLOWANCE FOR BORROWED FUNDS
      USED DURING CONSTRUCTION                      -            -
                                             ---------    ---------
   TOTAL INTEREST CHARGES                   $      77    $      67
                                             ---------    ---------
NET INCOME                                  $     948    $   1,072
                                             =========    =========

WEIGHTED AVERAGE NUMBER OF
   SHARES OF COMMON STOCK OUTSTANDING           8,785        8,785
                                             =========    =========
EARNINGS PER SHARE COMMON STOCK             $  107.93    $  122.10
                                             =========    =========




                        MAINE ELECTRIC POWER COMPANY
                                BALANCE SHEET
                        AT DECEMBER 31, 1998 AND 1997

                            (Dollars in thousands)


                                               1998         1997

ELECTRIC PROPERTY, ORIGINAL COST            $  23,633    $  23,510
   LESS:ACCUMULATED DEPRECIATION               22,899       22,618
                                             ---------    ---------
                                            $     734    $     892
   CONSTRUCTION WORK IN PROGRESS                    0           25
                                             ---------    ---------
   NET ELECTRIC PROPERTY                    $     734    $     917
                                             ---------    ---------
CURRENT ASSETS
   CASH AND CASH EQUIVALENTS                $   3,494    $   1,859
   ACCOUNTS RECEIVABLE                            577          386
   ACCRUED TAXES                                   76          341
   OTHER CURRENT ASSETS                            86          142
                                             ---------    ---------
   TOTAL CURRENT ASSETS                     $   4,233    $   2,728
                                             ---------    ---------
DEFERRED CHARGES                            $     548    $     717
                                             ---------    ---------
                                            $   5,515    $   4,362
                                             =========    =========


                   COMMON STOCK INVESTMENT AND LIABILITIES

CAPITALIZATION
   COMMON STOCK, $100 PAR VALUE, AUTHORIZED
      20,000 SHARES, OUTSTANDING 8,785.     $     878    $     878
   RETAINED EARNINGS                            2,338        1,486
                                             ---------    ---------
   TOTAL COMMON STOCK EQUITY                $   3,216    $   2,364

   LONG TERM NOTES DUE IN ANNUAL
      INSTALLMENTS THROUGH JULY 1, 1997-
      LESS CURRENT SINKING FUND REQUIREMENT $     220    $     420
                                             ---------    ---------
   TOTAL CAPITALIZATION                     $   3,436    $   2,784
                                             ---------    ---------
CURRENT LIABILITIES
   CURRENT SINKING FUND REQUIREMENT         $     200    $     200
   ACCOUNTS PAYABLE                               721          505
   DIVIDENDS PAYABLE                               24           24
   ACCRUED PURCHASED POWER                         -            -
   ACCRUED INTEREST. TAXES AND OTHER                4           13
                                             ---------    ---------
   TOTAL CURRENT LIABILITIES                $     949    $     742
                                             ---------    ---------
DEFERRED CREDITS
   ACCUMULATED DEFERRED INCOME TAXES        $     150    $     216
   UNAMORTIZED INVESTMENT TAX CREDITS              13           21
   OTHER DEFERRED CREDITS                         967          599
                                             ---------    ---------
   TOTAL DEFERRED CREDITS                   $   1,130    $     836
                                             ---------    ---------
                                            $   5,515    $   4,362
                                             =========    =========

BANGOR-PACIFIC HYDRO ASSOCIATES AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER  31, 1998 AND 1997

                 ASSETS                                       1998            1997

  Current Assets:
    Cash and Cash Equivalents                             $2,229,301.20   $2,070,519.62
    Accounts Receivable                                    1,057,219.99    1,039,235.96
    Prepaid Expenses                                          21,069.25       19,277.25
                                                        --------------------------------
      Total Current Assets                                $3,307,590.44   $3,129,032.83
                                                        --------------------------------
  Property, Plant and Equipment, at Cost                 $44,047,264.87  $44,047,264.87
  Less:  Accumulated Depreciation                         (9,030,823.48)  (8,163,073.04)
                                                        --------------------------------
                                                         $35,016,441.39  $35,884,191.83
                                                        --------------------------------
TOTAL ASSETS                                             $38,324,031.83  $39,013,224.66
                                                        ================================

   LIABILITIES AND PARTNERS' CAPITAL

  Current Liabilities:
    Current Portion of Long-term Debt                     $2,200,000.00   $2,100,000.00
    Accrued Expenses                                          65,273.82       55,113.03
    Accrued Interest                                         251,797.50      270,351.00
                                                        --------------------------------
      Total Current Liabilities                           $2,517,071.32   $2,425,464.03

  Long-term Debt, Net of Current Portion                  26,299,999.98   28,499,999.98
                                                        --------------------------------
      Total Liabilities                                  $28,817,071.30  $30,925,464.01

  Partners' Capital                                        9,506,960.53    8,087,760.65
                                                        --------------------------------
TOTAL LIABILITIES AND PARTNERS' CAPITAL                  $38,324,031.83  $39,013,224.66
                                                        ================================


UNAUDITED-FOR MANAGEMENT DISCUSSION PURPOSES ONLY



BANGOR-PACIFIC HYDRO ASSOCIATES AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 and 1996


                                              1998            1997            1996
REVENUES:
Sale of Power                             $7,308,956.92   $7,057,018.19   $8,252,355.39
                                        ------------------------------------------------
EXPENSES:
Operation and Maintenance                   $443,098.47     $455,641.94     $358,853.00
Depreciation expense                         867,750.44      869,916.57      866,213.00
Property Taxes                               412,511.94      416,847.82      416,689.97
Prop., Personal, & Liab. Insur.               77,109.00       76,677.47       73,449.78
Royalty Expense                               70,603.67       65,103.32       85,452.70
G & A Expenses-Pacific Energy/Ogden            2,422.99        1,000.00        4,851.29
G & A Expenses-Bangor Hydro                    8,233.90       14,110.06       10,871.79
                                        ------------------------------------------------
    Total Expenses                        $1,881,730.41   $1,899,297.18   $1,816,381.53
                                        ------------------------------------------------
Operating Income                          $5,427,226.51   $5,157,721.01   $6,435,973.86
                                        ------------------------------------------------
OTHER INCOME AND (EXPENSE):
  Interest Expense                       ($3,082,467.37) ($3,294,184.24) ($3,501,016.66)
  Investment and Other Income                124,440.74      118,881.06      117,942.55
                                        ------------------------------------------------
                                         ($2,958,026.63) ($3,175,303.18) ($3,383,074.11)
                                        ------------------------------------------------
NET INCOME                                $2,469,199.88   $1,982,417.83   $3,052,899.75

Partners' Capital Beginning of Year        8,087,760.65    6,905,342.82    6,152,443.07
Less: Partners' Distributions             (1,050,000.00)    (800,000.00)  (2,300,000.00)
                                        ------------------------------------------------
Partners' Capital End of Year             $9,506,960.53   $8,087,760.65   $6,905,342.82
                                        ================================================


UNAUDITED-FOR MANAGEMENT DISCUSSION PURPOSES ONLY

Chester SVC Partnership
Statement of Income
For the Years Ended December 31, 1998, 1997 and 1996


                                 1998          1997          1996

Operating Revenues             $4,534,759    $4,642,147    $4,782,131
                            ------------------------------------------

Operating Expenses:
  Operation & Maintenance        $687,419      $694,946      $709,345
  Depreciation                  1,075,476     1,075,476     1,075,476
  Taxes - Property                168,405       156,565       156,640
                            ------------------------------------------
Total Operating Expenses       $1,931,300    $1,926,987    $1,941,461
                            ------------------------------------------
Operating Income               $2,603,459    $2,715,160    $2,840,670
                            ------------------------------------------

Other Expense(Income)
  Interest Charges             $2,737,345    $2,858,677    $2,987,954
  Interest Income                (133,886)     (143,517)     (147,284)
                            ------------------------------------------
Total Other Expense(Income)    $2,603,459    $2,715,160    $2,840,670
                            ------------------------------------------

Net Income                             $0            $0            $0
                            ==========================================



                           Chester SVC Partnership
                                Balance Sheets
                          December 31, 1998 and 1997

                                               1998          1997
ASSETS

Electric Property, Original Cost            $31,993,248   $31,993,248
Less:  Accumulated Depreciation              (8,522,523)   (7,447,047)
                                          ----------------------------
Net Electric Property                       $23,470,725   $24,546,201
                                          ----------------------------

Current Assets
  Cash                                         $172,193      $131,745
  Temporary Investments                         200,000       200,000
  Accounts Receivable                           355,719       360,531
  Other Current Assets                           64,064        77,946
                                          ----------------------------
Total Current Assets                           $791,976      $770,222
                                          ----------------------------
Other Assets
  Deferred Charges                             $555,900      $581,361
  Special Funds                               1,659,640     1,735,654
                                          ----------------------------
Total Other Assets                           $2,215,540    $2,317,015
                                          ----------------------------
TOTAL ASSETS                                $26,478,241   $27,633,438
                                          ============================

LIABILITIES AND PARTNERS' CAPITAL

Capitalization
  Partners' Capital                                  $0            $0
  Notes Payable, Less Current Portion        24,654,349    25,837,439
                                          ----------------------------
Total Capitalization                        $24,654,349   $25,837,439
                                          ----------------------------
Current Liabilities
  Notes Payable                              $1,183,090    $1,183,090
  Accounts Payable                              303,457       240,507
  Accrued Interest                               73,893        77,277
  Advanced Billing - NHH                        263,452       295,125
                                          ----------------------------
Total Current Liabilities                    $1,823,892    $1,795,999
                                          ----------------------------
TOTAL LIABILITIES AND PARTNERS' CAPITAL     $26,478,241   $27,633,438
                                          ============================


                 Bangor Gas Company, LLC
                 Statement of Operations
          For the Year Ended December 31, 1998



   Revenues from Sale of Gas                  $           0
                                              --------------
   Operating Expenses:

     Operation expenses                       $     184,218
     Depreciation                                     4,947
     General taxes                                    7,383
                                              --------------
       Total Operating Expenses               $     196,548
                                              --------------
       Net Operating Expense                  $    (196,548)

     Nonoperating Expense                              (325)
                                              --------------
   Net Loss                                   $    (196,873)
                                              ==============

Unaudited - For Management Discussion Purposes Only




                         Bangor Gas Company, LLC
                              Balance Sheet
                            December 31, 1998

                     ASSETS
   Investment in Utility Plant:
     Construction work in progress            $   2,864,806
                                                ------------
                                                              $  2,864,806

     Electric plant in service                       34,626
     Less:  Accumulated depreciation                 (4,947)
                                              --------------
                                                                    29,679
                                                              -------------
       Net investment in utility plant                        $  2,894,485

   Current Assets:
     Cash and cash equivalents                $      31,194
                                              --------------
       Total current assets                                         31,194
                                                              -------------
   Total Assets                                               $  2,925,679
                                                              =============

        PARTNERS' CAPITAL AND LIABILITIES
   Partners' Capital:
     Partners' contributions                  $     370,250
     Accumulated deficit                           (196,873)
                                              --------------
       Total Partners' Capital                                     173,377
                                                              -------------
   Current Liabilities:
     Accrued expenses                         $      25,696
     Payable to Partner - Sempra Energy           2,726,606
                                              --------------
       Total Current Liabilities                                 2,752,302
                                                              -------------
   Total Partners' Capital and Liabilities                    $  2,925,679
                                                              =============

   Unauditied - For Management Discussion Purposes Only